SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

CONSOL Energy Inc.

(Name of Issuer)

Common Stock

(Title of Class and Securities)

20854P109

(CUSIP Number of Class of Securities)

O. Mason Hawkins

Chairman of the Board and C.E.O.

and

Andrew R. McCarroll

Vice President & General Counsel

Southeastern Asset Management, Inc.

6410 Poplar Avenue, Suite 900

Memphis, TN 38119

(901) 761-2474

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 21, 2015

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☒

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

CUSIP No. 20854P109	13D

(1)	NAMES OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00: Funds of investment advisory clients
(5)	CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) : :	SOLE VOTING POWER (Discretionary Accounts) 17,128,623 shares
	: (8) : :	SHARED OR NO VOTING POWER 25,020,100 shares (Shared) 3,875,290 shares (No Vote)
	: (9) :	SOLE DISPOSITIVE POWER (Discretionary Accounts) 21,003,913 shares
	: (10) : :	SHARED DISPOSITIVE POWER 25,020,100 shares (Shared) 0 shares (None)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,024,013 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.1%
(14)	TYPE OF REPORTING PERSON IA

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

CUSIP No. 20854P109	13D

(1)	NAMES OF REPORTING PERSONS Longleaf Partners Fund I.D. No. 63-6147721
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00: Funds of investment company shareholders
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEDDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) :	SOLE VOTING POWER None
	: (8) :	SHARED VOTING POWER 12,263,500 shares (Shared)
	: (9) :	SOLE DISPOSITIVE POWER None
	: (10) :	SHARED DISPOSITIVE POWER 12,263,500 shares (Shared)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,263,500 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4%
(14)	TYPE OF REPORTING PERSON IV

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

CUSIP No. 20854P109	13D

(1)	NAMES OF REPORTING PERSONS Longleaf Partners Small-Cap Fund I.D. No. 62-1376170
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO: Funds of investment company shareholders
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) : :	SOLE VOTING POWER None
	: (8) :	SHARED VOTING POWER 12,494,200 shares
	: (9) : :	SOLE DISPOSITIVE POWER None
	: (10) :	SHARED DISPOSITIVE POWER 12,494,200 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,494,200 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5%
(14)	TYPE OF REPORTING PERSON IV

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

CUSIP No. 20854P109	13D

(1)	NAMES OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00: None
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) : :	SOLE VOTING POWER (Discretionary Accounts) None
	: (8) :	SHARED VOTING POWER None
	: (9) :	SOLE DISPOSITIVE POWER None
	: (10) :	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

Item 5.	Interest In Securities Of The Issuer

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 46,024,013 shares of the common stock of the Issuer, constituting approximately 20.1% of the 229,053,634 shares outstanding.

	Common Shares Held		% of outstanding Common Shares
Voting Authority

Sole:	17,128,623		7.5%
Shared:	25,020,100	*	10.9%
None:	3,875,290		1.7%

Total	46,024,013		20.1%

*	Consists of shares owned by Longleaf Partners Fund (12,263,500), Longleaf Partners Small-Cap Fund (12,494,200, and Longleaf Partners Global Fund (262,400), each a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:	21,003,913		9.2%
Shared:	25,020,100	*	10.9%
None:	0		0.0%

Total	46,024,013		20.1%

*	Consists of shares owned by Longleaf Partners Fund (12,263,500), Longleaf Partners Small-Cap Fund (12,494,200), and Longleaf Partners Global Fund (262,400), each a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

(b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.

(c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

(d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

Southeastern Asset Management, Inc.

By	/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President and General Counsel

Longleaf Partners Fund
Longleaf Partners Small-Cap Fund
By: Southeastern Asset Management, Inc.

/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President & General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of December 23, 2015.

Southeastern Asset Management, Inc.

By	/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President and General Counsel

Longleaf Partners Fund
Longleaf Partners Small-Cap Fund
By: Southeastern Asset Management, Inc.

/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President & General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

SCHEDULE II

Transaction Type	Date	# of Shares	Price per Share*
Purchase	October 28, 2015	10,400	7.16
Sale	October 30, 2015	1,600	6.57
Sale	October 30, 2015	400	6.57
Sale	October 30, 2015	2,100	6.57
Sale	October 30, 2015	3,500	6.57
Sale	October 30, 2015	4,000	6.57
Sale	October 30, 2015	2,700	6.57
Sale	October 30, 2015	200	6.57
Sale	October 30, 2015	300	6.57
Sale	October 30, 2015	900	6.57
Sale	October 30, 2015	700	6.57
Sale	October 30, 2015	400	6.57
Sale	October 30, 2015	1,000	6.57
Sale	October 30, 2015	300	6.57
Sale	October 30, 2015	1,300	6.57
Sale	October 30, 2015	1,400	6.57
Sale	October 30, 2015	800	6.57
Sale	October 30, 2015	2,400	6.57
Purchase	November 2, 2015	9,000	7.86
Sale	November 10, 2015	800	8.03
Sale	November 10, 2015	8,000	8.03
Sale	November 10, 2015	3,600	8.03
Sale	November 10, 2015	1,900	8.03
Sale	November 10, 2015	4,400	8.03
Sale	November 10, 2015	2,100	8.03
Sale	November 10, 2015	1,500	8.03
Sale	November 10, 2015	3,000	8.03
Sale	November 10, 2015	600	8.03
Sale	November 10, 2015	2,000	8.03
Sale	November 10, 2015	600	8.03
Sale	November 10, 2015	1,500	8.03
Sale	November 10, 2015	2,300	8.03
Sale	November 12, 2015	7,400	7.20
Sale	November 12, 2015	5,200	7.20
Sale	November 12, 2015	400	7.20
Sale	November 12, 2015	9,900	7.20
Sale	November 12, 2015	18,000	7.20
Sale	November 12, 2015	13,848	7.20
Sale	November 12, 2015	6,400	7.20
Sale	November 12, 2015	800	7.20
Sale	November 12, 2015	900	7.20
Sale	November 12, 2015	3,500	7.20
Sale	November 12, 2015	4,000	7.20
Sale	November 12, 2015	2,452	7.20
Sale	November 19, 2015	5,111	7.93

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

Sale	November 19, 2015	5,000	7.93
Sale	November 19, 2015	2,000	7.93
Sale	November 19, 2015	3,994	7.93
Sale	November 24, 2015	100	7.48
Sale	November 24, 2015	300	7.48
Sale	November 24, 2015	900	7.48
Sale	November 24, 2015	500	7.48
Sale	November 24, 2015	900	7.48
Sale	November 24, 2015	24,000	7.48
Sale	November 24, 2015	4,500	7.48
Sale	November 24, 2015	3,000	7.48
Sale	November 24, 2015	3,200	7.48
Sale	November 24, 2015	5,000	7.48
Sale	November 24, 2015	1,800	7.48
Sale	November 24, 2015	4,900	7.48
Sale	November 24, 2015	3,100	7.48
Sale	November 24, 2015	1,200	7.48
Sale	November 24, 2015	2,251	7.48
Sale	November 24, 2015	2,200	7.48
Sale	November 24, 2015	800	7.48
Sale	November 24, 2015	149	7.48
Sale	December 7, 2015	6,000	6.62
Sale	December 7, 2015	4,000	6.62
Sale	December 7, 2015	1,900	6.62
Sale	December 7, 2015	1,100	6.62
Sale	December 7, 2015	800	6.62
Sale	December 7, 2015	1,000	6.62
Sale	December 7, 2015	300	6.62
Sale	December 7, 2015	400	6.62
Sale	December 7, 2015	500	6.62
Sale	December 7, 2015	1,900	6.62
Sale	December 7, 2015	2,499	6.62
Sale	December 7, 2015	2,000	6.62
Sale	December 7, 2015	200	6.63
Sale	December 7, 2015	1,500	6.62
Sale	December 8, 2015	14,000	6.65
Sale	December 8, 2015	15,000	6.65
Sale	December 8, 2015	7,000	6.65
Sale	December 8, 2015	4,000	6.65
Sale	December 8, 2015	1,100	6.65
Sale	December 8, 2015	2,800	6.65
Sale	December 8, 2015	4,000	6.65
Sale	December 8, 2015	1,200	6.65
Sale	December 8, 2015	1,200	6.65
Sale	December 8, 2015	1,300	6.65
Sale	December 8, 2015	5,000	6.65
Sale	December 8, 2015	7,649	6.65
Sale	December 8, 2015	1,800	6.65
Sale	December 8, 2015	3,200	6.65

SCHEDULE 13D – CONSOL Energy Inc. (“Issuer”)

Sale	December 8, 2015	5,700	6.65
Sale	December 8, 2015	3,100	6.65
Sale	December 8, 2015	8,700	6.65
Purchase	December 9, 2015	205,300	6.92
Purchase	December 14, 2015	72,800	6.83
Purchase	December 15, 2015	12,600	6.54
Sale	December 21, 2015	2,900	7.92
Sale	December 21, 2015	4,200	7.92
Sale	December 21, 2015	1,300	7.92
Sale	December 21, 2015	4,800	7.92
Sale	December 21, 2015	12,000	7.92
Sale	December 21, 2015	10,300	7.92

Sales and purchases by Southeastern clients in the ordinary course of business on the New York Stock Exchange or through Electronic Communication Networks (ECNs). Southeastern does not have a “pecuniary interest” as defined by Securities Exchange Act of 1934 Rule 16a-1 with respect to its client’s holdings and no single client owns over 10% of the Issuer’s Securities. In addition to the above transactions, clients of Southeastern terminating their advisory relationship removed the following shares from Southeastern’s discretion: December 9, 2015 – 27,000 shares; December 15, 2015 – 167,984 shares.

*	Exclusive of commissions.